Rosehill Resources Inc.

16200 Park Row, Suite 300

Houston, Texas 77084

(281) 675-3400

September 26, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-223041)
of Rosehill Resources Inc. (the “Registrant”)

Ladies and Gentlemen:

Reference is made to the Registrant’s letter, filed as correspondence via EDGAR on September 25, 2018, in which the Registrant requested the acceleration of the effective date of the above referenced Registration Statement for September 26, 2018 at 5:30 p.m., Eastern Time, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Registrant is no longer requesting that such Registration Statement be declared effective at this time and hereby formally withdraws the prior request for acceleration of the effective date.

Pursuant to Rule 461 promulgated under the Securities Act, the Registrant hereby requests that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on September 27, 2018, or as soon thereafter as is practicable.

If you need additional information, please contact Brenda K. Lenahan of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at (212) 237-0133.

Very truly yours, Rosehill Resources Inc.

By:	/s/ Craig Owen
Name:	Craig Owen
Title:	Chief Financial Officer